Prepared February 1, 2024

Form C
Offering Statement

The Sateri Group, LLC
Convertible Notes ("Units") at $100 per Unit
Minimum Offering Amount: 500 Units or $50,000
Minimum Purchase: 50 Units of B Class at $100 per unit or 1 Unit of C Class at $100 per unit
5% Rate of Return, Paid Annually
Maturity Date: 24 Months
Redemption at Maturity: $100 per unit sold
Discount Upon Conversion: 20% for Class B Units only
Bonus: 5% if 250 Class B Units are purchased
Conversion Security: Preferred Stock

315 Dayton Street, Hamilton, OH 45011
www. pahhniwater. com

Summary of the Offering

Company:	The Sateri Group, LLC, (dba Pahhni Water) an Ohio Limited Liability Corporation	
Date of Close:	June 30, 2024	
Size of the Offering:	$250,000; The offering contingent on the sale of a minimum of 500 Units, or $50,000 and up to a maximum of 2,500 Units, or $250,000.	
Type of Security:	Convertible Debt Note	
Unit Type:	B Class Convertible Note	C Class Convertible Note
Unit Price:	$100	$100
Minimum Subscription	50 units or $5,000	1 unit or $100
	We reserve the right to accept or reject any subscription, in whole or in part, and any subscription that is not accepted will be returned without interest. You may not revoke a subscription tendered to purchase any Units.	
Discount Rate	20% discount on shares will be credited towards the share price when the company closes a qualified financing round.	None
Discount Bonus:	An additional 5% bonus price per share upon conversion for investors who invest in a minimum of 250 B Class units	None
Valuation Cap	$10,000,000 (applies to both Class B and Class C units)	
Conversion	The Notes will automatically convert into shares of the Company's capital stock upon the closing of a preferred stock financing in which the Company issues and sells shares of its preferred stock resulting in gross proceeds to the Company of at least $1,000,000 (a "Qualified Financing"). The conversion price per share will be equal to the lower of (i) $10,000,000 valuation cap (the "Cap") by the fully diluted capitalization of the Company immediately prior to the closing of the Qualified Financing.	

Repayment	If the Notes have not been converted or repaid by the Maturity Date, then at the option of the holders of a majority of the outstanding principal amount of the Notes, either (i) the Notes will be repaid by the Company with accrued interest, or (ii) the Notes will convert into shares of common stock of the Company at a conversion price per share equal to the Cap divided by the fully diluted capitalization of the Company as of the Maturity Date.
Rate of Return	5%, to be accrued annually until the earlier of: (a) The Maturity Date; or (b) Conversion of the Debt Note into Class B Units, in which case, the conversion discount will supersede the accrued interest
Maturity Date:	24 months from close of the offering
Unit Composition	Convertible Note – Class B and C Units A Class B or Class C Unit means a 'Profits Only' Unit having the rights to share in the profits of The Sateri Group, LLC but no other rights, including but not limited to: Voting Rights, Management Rights or Control Rights.
Offering Period	The Offering will terminate upon the earlier of: (a) The sale of 500 Units, or; (b) June 30, 2024, unless extended, without notice, by The Sateri Group, LLC for up to two additional 90-day periods (the 'Termination Date').

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in The Sateri Group, LLC

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund. co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclaimer

This Offering Statement forms parts of, and should be read together with, the Form C being filed by The Sateri Group, LLC (for the purposes of this Disclaimer, referred to herein as "Sateri Group" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of Sateri Group. The following attachments should also be considered (if applicable) when contemplating investment with Sateri Group: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement" and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact Sateri Group.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any

The Sateri Group, LLC securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in Sateri Group should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Contents

The Company

Name: The Sateri Group, LLC
Address: 315 Dayton Street, Hamilton, OH 45011
State of Incorporation: Ohio
Date of Incorporation: 01/08/2021
TIN: 86-1451376

Certifications of Regulation Crowdfunding

The Sateri Group, LLC has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Ohio.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Satinder Bharaj, Ph.D.

Satinder is the COO and Co-Founder of the Sateri Group, which operates the Pahhni water brand. Prior to starting this venture, Satinder spent 27 years at Procter & Gamble in Quality Assurance and Operations in Health Care. Through his career, his job was to develop efficient processes and quality standards, ensuring regulatory compliance with domestic and international quality organizations. He has experience leading teams of researchers, planners, schedulers, R&D, and QA personnel, as well as high level scientists and contractors. To date, he's managed clinical and consumer studies for over 500 products, including Crest toothpaste, Scope mouthwash, Crest Whitestrips, Glide Floss, Vicks Dayquil, Nyquil and Zzzquil, Pepto Bismol, and Metamucil.

Erik Loomis

Erik is the CEO and CoFounder of the Sateri Group, which operates the Pahhni water brand. Erik has an extensive career in the health care industry where he began his career at Procter & Gamble as a brand manager on Crest, and Researcher for the Vicks cough/cold brand, where he spent the first 12 years. Afterwards, he continued his career for 8 years as a Director at Pfizer leading research initiatives for the

Thermacare brand. He eventually then moved to GSK where he served as R&D Process Director before starting his own company with the Sateri Group.

Total Employees: 2

Capitalization and Ownership

49% - Erik
51% - Satinder

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

The The Sateri Group, LLC Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**").

Risk Factors

Risks Related to Crowdfunding

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, Inc. has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to Our Business

The company has a single point of manufacturing, which means that any disruption or shutdown of its production facility could adversely affect its ability to meet customer demand, generate revenue, and maintain its competitive position.

The company may not be able to quickly or cost-effectively resume or relocate its operations in the event of a natural disaster, fire, power outage, labor strike, equipment failure, or other unforeseen event that affects its manufacturing site.

The company relies on a municipal water source for the supply of water, which is a key ingredient in its product.

Any contamination, shortage, interruption, or price increase of the water supply could negatively impact the quality, quantity, and cost of the company's product. The company does not have any alternative or backup water sources or contingency plans in place to mitigate this risk.

The company has a small management team consisting of two people who make all the strategic and operational decisions for the business.

The loss of either or both of these individuals could significantly impair the company's ability to execute its business plan, maintain its relationships with customers and suppliers, and comply with its legal and regulatory obligations. The company does not have any succession plan or key person insurance to address this risk.

The company operates on a cash basis, which means that it does not have any long-term contracts or agreements with its customers.

The company's revenue and cash flow depend on its ability to sell and deliver its product to convenience stores on a regular basis. The company faces the risk of losing customers due to competition, changing consumer preferences, economic downturns, or other factors that may reduce the demand for its product. The company also faces the risk of delayed or non-payment from its customers, which could adversely affect its liquidity and working capital.

The company is highly dependent on the convenience store channel for its sales and distribution.

The company self-distributes its product using its own equipment and personnel. The company faces the risk of losing access to this channel due to changes in store policies, shelf space allocation, pricing, or other factors that may favor other products or suppliers. The company also faces the risk of equipment breakdowns, accidents, thefts, or other incidents that may disrupt its distribution operations and increase its costs.

The company leases its building from a third-party landlord.

The lease agreement is subject to periodic renewal and rent adjustments. The company faces the risk of losing its premises or paying higher rent in the future, which could negatively affect its production capacity and profitability. The company does not have any option to purchase or extend the lease agreement beyond its current term.

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future membership may be senior to your future equity Interests.

If the Company issues new membership units, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

Our business projections are merely estimates.

Our business estimates are subjective and there can be no guarantees that we will meet those projections. There are no guarantees that Sateri Group will become profitable.

The Managers own all the voting rights.

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Risks Related to this Offering

The company makes certain claims about the benefits and advantages of its product based on public water studies.

These claims are highly subjective and may not be supported by scientific evidence or verified by independent third parties. The company faces the risk of legal action, regulatory scrutiny, consumer complaints, or negative publicity if its claims are found to be false, misleading, or unsubstantiated. The company does not have any product liability insurance to cover this risk.

The company operates in a highly competitive and rapidly evolving market.

The company faces competition from existing and potential competitors who may offer similar or superior products at lower prices or with better marketing strategies. The company also faces competition from new technologies or innovations that may render its product obsolete or less desirable. The company may not be able to compete effectively or maintain its market share in the face of such competition.

The company is currently not profitable and has accumulated significant losses since its inception.

The company expects to incur further losses in the foreseeable future as it invests in expanding its production capacity, distribution network, marketing activities, and research and development efforts. There is no guarantee that the company will ever achieve or sustain profitability or positive cash flow. The company may need to raise additional capital from external sources to fund its operations and growth plans, which may not be available on favorable terms or at all.

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting Units in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the Units for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks or Membership Units, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Convertible Units, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A majority of Voting Common Interests may elect to sell the Company's Member Interests to a third party. In such an instance, a majority of the Voting Common Interests is permitted to force the other Members to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

Buy-out Rights

The Sateri Group, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

The Offering

Purpose

Sateri Group will utilize the funds from this raise to fund their operations, sales, and marketing to grow the company.

Use of Proceeds

A Use of Proceeds table is attached to this Offering Statement.

	Minimum	100%
Raise Amount	**$50,000**	**$250,000**
Fundraising Fees	$3,000	$15,000
Working Capital	$15,000	$95,000
Sales	$25,000	$65,000
Inventory	$7,000	$50,000
Marketing	0	$25,000
Total	$ 50,000	$ 250,000

Completion of Transaction and Delivery of Units

Investors will be required to execute their subscription through the Wunderfund. co portal and pay funds into an escrow account maintained by North Capital Private Securities Corporation (NCPS) (the "Escrow Facilitator") in accordance with the terms of the Subscription Agreement in order to acquire Units.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If The Sateri Group, LLC reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Facilitator to The Sateri Group, LLC At that time, Units to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The Units acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified Unit is registered in an investor's name by The Sateri Group, LLC, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If The Sateri Group, LLC reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value The Sateri Group, LLC decides is a fair market value for their company.

Details on Security Being Offered

The Convertible Units are unsecured debt obligations of the Company. The Units will be issued in the principal amount of $100 per unit. Each Note is a Convertible Debt Note and shall have no voting power whatsoever and shall not be entitled to receive notice of any meeting of Partners.

Holders of both Class B and Class C debt Units will be entitled to annual interest payments of 5% and a redemption of $100 per unit at the date of maturity. The maturity date for these Units will be 24 months from the date of the close of this offering. If the Notes have not been converted or repaid by the Maturity Date, then at the option of the holders of a majority of the outstanding principal amount of the Notes, either (i) the Notes will be repaid by the Company with accrued interest, or (ii) the Notes will convert into shares of common stock of the Company at a conversion price per share equal to the Cap divided by the fully diluted capitalization of the Company as of the Maturity Date.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Class A Units shall be entitled to be paid out of the assets of the Corporation available for distribution to its Members before any payment shall be made to the holders of the Units.

The Notes will automatically convert into shares of the Company's capital stock upon the closing of a preferred stock financing in which the Company issues and sells shares of its preferred stock resulting in gross proceeds to the Company of at least $1,000,000 (a "Qualified Financing"). The conversion price per share will be equal to the lower of (i) $10,000,000 valuation cap (the "Cap") by the fully diluted capitalization of the Company immediately prior to the closing of the Qualified Financing.

Upon conversion, the Class B Noteholders will receive a 20% discount and all holdings will be converted into preferred stock as described above. An additional 5% bonus price per share upon conversion for investors who invest in a minimum of 25 Class B units.

Upon conversion, the Class C Noteholders will be converted into preferred stock without the discount or bonus.

The Units are governed by and construed in accordance with the laws of the Ohio.

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering are 'Profit Only' will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of Class A Membership Units. Class A Membership Unit holders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon Class A Members to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of The Sateri Group, LLC or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of The Sateri Group, LLC's assets, or a merger of The Sateri Group, LLC in another corporation or entity, or transactions with related parties. Those actions are largely within the control of Class A Members, identified in the section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

None.

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

The Sateri Group, LLC may redeem an investors' securities at **any point one year after the close of this offering**. The price per Unit of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by The Sateri Group, LLC to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by The Sateri Group, LLC
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent"   includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, fatherin-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Sateri Group, LLC Financial Information

Financial Statements

Please refer to the The Sateri Group, LLC financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Indebtedness

Amount	Bank	Maturity Date
$840,000	Huntington SBA	09/2031

Material Capital Expenditures

Within the last fiscal year, The Sateri Group, LLC had no expenditure in excess of 5% of the current target raise.

Progress Reporting on Meeting Oversubscription Amount

The progress of the The Sateri Group, LLC's Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for Sateri Group. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, The Sateri Group, LLC stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Wunderfund, Inc. ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, The Sateri Group, LLC will pay Wunderfund a portion to be paid in cash up to 6% of the amount of total money raised pursuant to this offering. Wunderfund also has the option of taking instead of cash up to 200 basis points or 2% of the compensation in the security offer pursuant to this offering.

Promoter Information

Sateri Group does not intend to pay any promoters for this campaign.

Absence of Disqualifications under 227.503(A)

With respect to The Sateri Group, LLC, its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the The Sateri Group, LLC's website: www. pahhniwater. com

Additionally, The Sateri Group, LLC will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the The Sateri Group, LLC's website, **www. pahhniwater. com**

The Sateri Group, LLC is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. The Sateri Group, LLC has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. The Sateri Group, LLC has filed at least three annual reports pursuant to Regulation Crowdfunding

3. The Sateri Group, LLC or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. The Sateri Group, LLC liquidates or dissolves its business in accordance with State Law.

Other Material Information

Investors should understand the potential for ownership of The Sateri Group, LLC to be diluted due to The Sateri Group, LLC issuing additional Units of stock. In other words, when the Company issues more Units, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of The Sateri Group, LLC may increase. Such investors will own a smaller Unit of the aggregate outstanding capital stock of The Sateri Group, LLC

Such increases in number of Units of The Sateri Group, LLC capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred Units or warrants) into Units of the capital stock of The Sateri Group, LLC If The Sateri Group, LLC issues more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit if newly authorized and issued securities included stated dividend provisions.

Importantly, The Sateri Group, LLC may issue preferred Units in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of The Sateri Group, LLC or expecting each Unit to hold a certain amount of value, it is important to realize how the value of Units of Non-Voting Common Stock Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

There is a high probability that The Sateri Group, LLC will need additional financing in the future. To the extent such financing is executed through the issuance of additional Units of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by The Sateri Group, LLC by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if The Sateri Group, LLC is unable to repay such indebtedness.